

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 25, 2019

<u>VIA E-MAIL</u>

Julie Collett, Esq.
Senior Director and Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Re: AXA Equitable Life Insurance Company
        Separate Account FP of AXA Equitable Life Insurance Co.
        Initial Registration Statements on Form N-6
        File Nos. 333-229235 (VUL Legacy); 333-229236 (VUL Optimizer); 811-04335

        MONY Life Insurance Company of America
        MONY America Variable Account K of MONY Life Insurance Co. of America
        Initial Registration Statements on Form N-6
        File Nos. 333-229237 (VUL Legacy); 333-229238 (VUL Optimizer); 811-22886

Dear Ms. Collett:

On January 14, 2019, you filed the above-referenced initial registration statements on Form N-6 on behalf of AXA Equitable Life Insurance Company and MONY Life Insurance Company of America (together, the "Companies") and their separate accounts. Based on the Companies' representations in the letters accompanying the registration statements, we have given the registration statements a selective review. Based on our review, we have the following comments.[1]

<u>General</u>

1. Please confirm that all missing information, including bracketed fees and charges, the statements of additional information, financial statements, and all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbers refer to the registration statement for the AXA VUL Optimizer Policy (File No. 333-229236).

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Policy features or benefits, or whether the Companies will be solely responsible for any benefits or features associated with the Policies.

PROSPECTUS

Cover Page

3. (*MONY VUL Optimizer Policies Only*) Please update the IncentiveLife Optimizer III policy reference to VUL Optimizer.

4. (*VUL Legacy Policies Only*) The filings are initial registration statements. Accordingly, please remove statements that an owner may have previously purchased a policy, may be a current policy owner, and may be receiving the prospectus as a current policy owner. Similarly, please remove the statement that the prospectus supersedes all prior prospectuses and supplements. Please also remove the statement that a policy owner should refer to the policy for more information on options, features, and charges, and state that all material information is disclosed in the prospectus.

5. (*VUL Legacy Policies Only*) Please prominently disclose on the cover page of the prospectus that the policyholder should carefully read the accompanying supplement and Market Stabilizer Option ("MSO") prospectus, which contain additional information relating to the MSO. Please also state how a policyholder may obtain a copy of the MSO prospectus.

Risk/Benefit Summary: Charges and Expenses You Will Pay (pp. 7-10)

6. (*VUL Legacy Policies Only*) Please disclose in the narrative preceding the tables that if an owner allocates policy amounts to the MSO, the owner should refer to the supplement accompanying the prospectus and the separate MSO prospectus for information about MSO charges. Further, in the table, please disclose that the mortality and expense risk charge is a percentage of the value in the variable investment options *and* the MSO. Please make similar revisions regarding the mortality and expense risk charge in "Determining Your Policy's Value" and "More Information About Certain Policy Charges."

7. *(VUL Legacy Policies Only)* When describing the premium charge, please specify the basis upon which the amount of the charge is based (*e.g.*, premium). *See* Instruction 1(f) to Item 3 of Form N-6.

8. *(VUL Optimizer Policies Only)* In footnote 4 to the fee table, please clarify that if a policy includes the Cash Value Plus Rider, surrender charges are *waived or* reduced for a full surrender. Please make corresponding changes to page 41 of the prospectus.

9. Please state that Portfolio operating expenses are for the year ended December 31, 2018.

10. With regard to the Investment Expense Reduction:

    a. Please define "Net Total Annual Portfolio Operating Expenses." In addition to expense limitation and waiver arrangements that are in place for at least one year (*i.e.*, "contractual" arrangements), please also state whether such net expenses reflect arrangements that may be in place for less than one year (*i.e.*, "voluntary" arrangements).

    b. Please disclose how owners may determine the Investment Expense Reduction for each Portfolio.

    c. Because the Investment Expense Reduction is a decrease in the daily unit values of the variable investment options of the separate account, and not a reduction in Portfolio expenses, please do not describe the Investment Expense Reduction as an expense reduction "to the Portfolios" or "for the Portfolios." Along those same lines, please add a heading to the Investment Expense Reduction discussion (*e.g.*, "Reduction in the Daily Unit Values of the Variable Investment Options") to separate this discussion from the Portfolio operating expenses table.

        Similarly, please remove the line item in Footnote 1 to the Portfolio operating expenses table titled "Total Annual Portfolio Operating Expenses after the effect of Expense Limitation Arrangements and any applicable Investment Expense Reduction." Such line item arguably mischaracterizes the Investment Expense Reduction as a reduction in Portfolio operating expenses.

    d. The prospectus states that the Investment Expense Reduction will not "exceed the Net Total Annual Portfolio Operating Expenses of each variable investment options' corresponding Portfolio as the date each unit value is calculated." Please explain supplementally how the Investment Expense Reduction could ever exceed the Net Total Annual Portfolio Operating Expenses (*e.g.*, if the Net Total Annual Portfolio Operating Expenses is 0.79% (highest possible expense for the first tier), the Investment Expense Reduction would only be 0.37%, and if the Net Total Annual Portfolio Operating Expenses is 1.15% (highest possible expense for the second tier), the Investment Expense Reduction would only be 0.35%).

        Further, please clarify what is meant by the Net Total Annual Portfolio Operating Expenses "as the date each unit value is calculated" since the prospectus states that the Companies intend to use the Net Total Annual Portfolio Operating Expenses set forth each year in the May 1st portfolio prospectus.

    e. Please disclose that the Investment Expense Reduction percentages set forth in the table will not change for the life of the policy.

About the Portfolios of the Trusts (pp. 21-28)

11. If the AXA Large Cap Value Managed Volatility Fund is an investment option under the Policies, then please include it in the list of variable investment options on the cover page of each prospectus and in the description of the Portfolios of the Trusts.

Determining Your Policy's Value (p. 29)

12. (*VUL Legacy Policies Only*) When defining the Policy's policy account value and net policy account value here and throughout the prospectus, please clarify that these values include amounts allocated to the MSO investment option. The current disclosure suggests that amounts allocated to the MSO investment option are not part of policy account value.

More Information About Policy Features and Benefits – Cash Value Plus Rider (p. 41)

13. *(VUL Optimizer Policies Only)* Please more clearly explain in the prospectus, in accordance with plain English principles, the cumulative-based premium cap calculation that may limit the amount paid upon surrender under the Cash Value Plus Rider. In particular, please explain how this calculation may "effectively limit the percentage of surrender charges waived and/or the percentage of premium charge refunded" listed in the table. If the percentages may be less than those shown in the table, then please revise the table accordingly, perhaps by providing a range of possible percentages for each policy year, and clearly explain under what circumstances the percentages may be lower.

    Further, it appears that this calculation may result in a net cash surrender value "calculated prior to any reduction or refund," where the premium charge is <u>not</u> refunded and the surrender charges are <u>not</u> waived (despite the disclosure and table stating otherwise). If true, then please: (a) clearly state that an owner who elects the rider and pays the monthly rider fee may not receive a reduction in surrender charges or refund of premium charges upon surrender; (b) explain the circumstances under which a refund or waiver may not be provided; (c) disclose that the Company will not refund the rider fee if a refund or waiver is not provided; and (d) make clear throughout the prospectus that the rider "may," rather than "will," provide for premium charge refunds and surrender charge waivers.

More Information About Certain Policy Charges (pp. 47-50)

14. *(VUL Optimizer Policies Only)* When describing surrender charges, please clarify that surrender charges are *reduced or* waived in full, *depending on when the policy is surrendered,* if the policy includes the Cash Value Plus Rider.

15. *(VUL Legacy Policies Only)* Please disclose that the premium charge is 8% in policy years one and two and 6% thereafter.

16. *(VUL Legacy Policies Only)* When describing each optional rider charge, please specify the basis upon which the amount of the charge is based (*e.g.*, rider benefit amount, face amount). *See* Item 5(a) of Form N-6.

17. Please describe the Investment Expense Reduction when discussing the periodic charges under the Policy.

More Information About Procedures That Apply to Your Policy – Dates and Prices at Which Policy Events Occur (p. 51)

18. Please explain how the Investment Expense Reduction is applied to reduce the daily unit values, including that such reductions are processed using the unit values for each variable investment option as of that day's close of business, and that if that day is not a business day, using the unit values computed as of the next business day's close.

MSO SUPPLEMENT

19. Please explain supplementally whether the May 1, 2019 prospectuses for the MSO will reflect the deletion of the Growth Cap Rate Available During the Initial Year. If so, please explain the need for including this provision in the MSO Supplement. If not, please explain supplementally why not, and confirm that the supplement will be filed with the registration statement for the MSO, and will accompany the MSO prospectus when delivered to policyholders.

20. (*VUL Legacy Policies Only*) When discussing transfers into and out of the MSO, please provide a cross-reference to the Transfers section of the MSO prospectus.

21. (*VUL Legacy Policies Only*) Please disclose that the right to cancel, loan, withdrawal, and surrender value provisions under the Policy differ if the MSO is elected, and include appropriate cross-references to the MSO prospectus.

PART C

22. Please confirm supplementally that the Companies' Issuance, Transfer, and Redemption Procedures for Flexible Premium Policies, incorporated by reference to registration statement exhibits filed for the VUL Legacy Policies in 1996 (AXA Equitable) and 2003 (MONY) and for the VUL Optimizer Policies in 2015, describe all applicable current procedures with respect to the Policies.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Companies and their underwriters must request acceleration of the effective date of the registration statements.

In closing, we remind you that the Companies are responsible for the accuracy and adequacy of their disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel

cc: William Kotapish
    Sally Samuel